UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: January, 2014

Commission File Number 001-31528

IAMGOLD Corporation

(Translation of registrant’s name into English)

401 Bay Street Suite 3200, PO Box 153

Toronto, Ontario, Canada M5H 2Y4

Tel: (416) 360-4710

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	NI 43-101 Technical Report, Mineral Resource and Reserve estimate as of December 31st, 2012 Westwood Project, Québec, Canada

99.2	NI 43-101 Technical Report, Updated Mineral Resource Estimate for Rare Earth Elements, 2012 - Niobec Mine Property

99.3	Technical Report NI 43-101, Update on Niobec Expansion, December 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: January 14, 2014	By:	/s/ Timothy Bradburn
Title: Associate General Counsel and Corporate Secretary